Exhibit 99.3

Hang Feng Technology Innovation Co., Ltd. Announces Closing of Full Exercise of Underwriters’ Over-Allotment Option

Hong Kong, September 16, 2025 (GLOBE NEWSWIRE) -- Hang Feng Technology Innovation Co., Ltd. (Nasdaq: FOFO) (the “Company” or “Hang Feng”), a Hong Kong-based company providing comprehensive corporate management consulting and asset management services, today announced the underwriters of its initial public offering (the “Offering”) have exercised in full their option to purchase an additional 206,250 ordinary shares at a public offering price of $4.0 per ordinary share to cover overallotments. Gross proceeds of the Company’s initial public offering, including the exercise of the overallotment, totaled $6,325,000, before deducting underwriting discounts and other related expenses. The over-allotment option closing date was September 16, 2025. The ordinary shares began trading on the Nasdaq Capital Market on September 12, 2025, under the ticker symbol “FOFO.”

Proceeds from the Offering will be used for: strengthening corporate management consulting business, developing asset management business, driving business expansion and strategic partnerships, and supporting general working capital and operations.

The Offering was conducted on a firm commitment basis. Kingswood Capital Partners, LLC (“Kingswood”) acted as the underwriter for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and VCL Law LLP acted as U.S. counsel to Kingswood in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-287284), as amended, and was declared effective by the SEC on September 12, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Kingswood by email at lciervo@kingswoodus.com, by standard mail to Kingswood, 7280 W. Palmetto Park Rd., Suite 301, Boca Raton, FL 33433, or by telephone at +1-561-961-0505. In addition, copies of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Hang Feng Technology Innovation Co., Ltd.

Hang Feng Technology Innovation Co., Ltd. is a Hong Kong-based company providing comprehensive corporate management consulting solutions alongside specialized asset management services tailored to diverse client needs. Since 2023, Hang Feng has been offering consulting services and identifying market opportunities through Starchain Investment Trading Limited (“Starchain”), one of the Company’s subsidiaries, to a growing network of clients. Starchain delivers tailored management consulting, including strategic growth insights, performance management reporting, key performance indicator (KPI) advisory, and support in regulatory compliance, risk management, and corporate governance practices. Recognizing client demand for sophisticated asset management solutions, the Company launched asset management services in 2024, introducing structured solutions designed to manage and grow both corporate and individual capital portfolios. For more information, please visit the Company’s website: https://ir.hfintech.io

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as  “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Hang Feng Technology Innovation Co., Ltd.

Investor Relations Department

Email: ir@hfintech.io

Ascent Investors Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com